BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), considering the news published today regarding the cancellation of the tax benefit granted to BRF, hereby announces and informs to its shareholders and the general market that:

1) As of today, a decision from the Treasury Secretary was released in the State of Rio de Janeiro Official Gazette disregarding the fiscal benefit granted and reinstating the normal collection of ICMS (VAT);

2)The referred tax benefit relates to ICMS (VAT) presumed credit in connection with the sales and transfers of meat products from BRF’s establishments (“Benefit”);

3) In the Company’s opinion, the referred decision, if applicable, will only become effective in relation to future credits. In view of the foregoing, the Company presented a preliminary injunction to revert the decision and to guarantee its right to continue utilize the current Benefit; and

4) In connection with the credits already utilized, such decision does not imply any type of reimbursement of financial resources by the Company. The eventual reimbursement will depend upon the commencement of a proper legal procedure by the competent authorities, which the Company is not aware until the present date. In case this occurs, the Company will take all the legal measures necessary to protect its right to the Benefit.

BRF reiterates the commitments assumed before the State of Rio de Janeiro and will keep its shareholders and other investors informed of any eventual material unfolding related to the subject matter of this Announcement.

São Paulo, March 14, 2019

Ivan de Souza Monteiro

Chief Financial and Investor Relations Officer